CONSENT OF DANNY KENTWELL

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Technical Report for the Maud Creek Gold Project, Northern Territory, Australia dated March 21, 2016,”
(b)	the technical report entitled “Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 16, 2016,”
(c)	the technical report entitled “Amended Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 18, 2016,”
(d)	the disclosure related to the Maud Creek Gold Project in the Annual Information Form of the Company, dated March 21, 2016,
(e)	the disclosure related to the Maud Creek Gold Project in the News Release of the Company dated March 21, 2016,
(f)	the disclosure related to the Maud Creek Gold Project in the News Release of the Company dated May 16, 2016,
(g)	the disclosure related to the Maud Creek Gold Project in the Material Change Report of the Company dated March 21, 2016,
(h)	the disclosure related to the Maud Creek Gold Project in the Material Change Report of the Company dated May 18, 2016, and
(i)	the disclosure related to the Maud Creek Gold Project in Management’s Discussion & Analysis of the Company dated March 28, 2017 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Danny Kentwell
Name: Danny Kentwell, MSc, FAusIMM
Title Principal Consultant, SRK Consulting
(Australia) Pty Ltd

Date: August 4, 2017